SEANERGY MARITIME HOLDINGS CORP.
1-3 Patriarchou Grigoriou Str.
16674 Glyfada
Athens, Greece
January 22, 2009
Mr. Max Webb
United States Securities and
Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3651

RE:	Seanergy Maritime Holdings Corp. (the “Company”)
Registration Statement on Form F-1
(File No. 333-154952) (the “Registration Statement”)

Dear Mr. Webb:
     The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. on January 26, 2009, or as soon thereafter as practicable.
     The Company hereby acknowledges that:
•	Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (“Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Dale Ploughman Name: Dale Ploughman
Title: Chief Executive Officer